As filed with the Securities and Exchange Commission on December 6, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1

To
Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NANO DIMENSION LTD.
(Exact name of registrant as specified in its charter)

State of Israel	3577	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Amit Dror Chief Executive Officer +972-073-7509142 2 Ilan Ramon Ness Ziona 7403635 Israel	Nano Dimension USA Inc. 3671 Enochs Street, Santa Clara CA 95051 Tel: (408) 824-8242
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq. Robert V. Condon, III, Esq. David Huberman, Esq. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: 212.660.3000	Reut Alfiah, Adv. Zysman, Aharoni, Gayer & Co. 41-45 Rothschild Blvd. Beit Zion Tel-Aviv, Israel 65784 Tel: +972.3.795.5555	Josef B. Volman, Esq. Robert A. Petitt, Esq. Burns & Levinson LLP 125 Summer Street Boston, MA 02110 Tel: 617.345.3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Ordinary Shares, par value NIS 0.1 per share(1)(2)	$28,750,000	(3)	$3,485	(4)(5)

(1)	The Ordinary Shares will be represented by American Depositary Shares, or ADSs, each of which currently represents five Ordinary Shares. A separate Registration Statement on Form F-6 (Registration No. 333-204797) has been filed for the registration of ADSs issuable upon deposit of the Ordinary Shares.
(2)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, or the Securities Act, the Ordinary Shares registered hereby also include an indeterminate number of additional Ordinary Shares as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.
(3)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriter has the option to purchase to cover over-allotments, if any.
(4)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(5)	Already paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED DECEMBER 6, 2018

16,666,667 American Depositary Shares

Each Representing Five Ordinary Shares

Nano Dimension Ltd.

This is a firm commitment public offering of our American Depositary Shares, or ADSs. Each ADS represents five of our ordinary shares, par value NIS 0.10, or Ordinary Shares.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “NNDM.” The last reported sale price of our ADSs on December 4, 2018 was $1.50 per ADS. The actual offering price per share in this offering will be determined between us and the underwriter at the time of pricing, and may be at a discount to the current market price. We are offering all of the ADSs offered by this prospectus.

Our Ordinary Shares currently trade on the Tel Aviv Stock Exchange, or TASE, under the symbol “NNDM.” On December 4, 2018, the last reported trading price of our Ordinary Shares on the TASE was NIS 1.175, or $0.315 per share (based on the exchange rate reported by the Bank of Israel on such date).

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are subject to reduced public company reporting requirements.

Investing in our ADSs involves risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)

Does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to the underwriter and reimbursement of certain expenses of the underwriter in the amount of up to $125,000. See “Underwriting” for a description of compensation payable to the underwriter.

We have granted a 45-day option to the underwriter to purchase up to $3,750,000 of additional ADSs solely to cover over-allotments, if any.

The underwriter expects to deliver the ADSs to the purchasers in this offering on or about        , 2018.

A.G.P.

The date of this prospectus is        , 2018

You should rely only on the information contained in this prospectus, including information incorporated by reference herein, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell our ADSs, and seeking offers to buy our ADSs, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ADSs.

For investors outside of the United States: Neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “Nano Dimension” refer to Nano Dimension Ltd. and its wholly owned subsidiaries, Nano Dimension Technologies Ltd. and Nano Dimension IP Ltd., Israeli corporations, Nano Dimension USA Inc., a Delaware corporation, and Nano Dimension (HK) Limited, a Hong Kong corporation.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “dollars” or “$” mean U.S. dollars, and references to “NIS” are to New Israeli Shekels.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our securities. You should read this summary together with the more detailed information appearing in this prospectus or incorporated by reference herein, including “Risk Factors,” “Selected Historical Financial Data,” and “Business,” before making an investment in our securities.

Our Company

We are a leading additive electronics provider. We believe our flagship proprietary system is the first and only precision system that produces sensors, conductive geometries, antennas, professional multilayer circuit-boards (PCBs) and molded connected devices for rapid prototyping through custom additive manufacturing. We have been actively developing our additive manufacturing technology since 2014, and since that time we have listed our securities on the TASE and Nasdaq, and have spent approximately $50 million to build our additive electronics company.

With our unique additive manufacturing technology for 3D printed electronics, we are targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards, connected devices and smart products, encapsulated sensors and antennas. Additive manufacturing industry analysts predict that 3D printed electronics is likely to be the next high-growth application for product innovation, with its market size forecasted to reach $2.8 billion by 2025 based on a market study by Smartech Publishing we purchased in 2016.

Traditionally, electronic circuitry is developed through a back-and-forth process that involves design, trial and error and third-party manufacturer outsourcing. We believe that the traditional process for developing complex and advanced electronics is outdated. Until now, additive manufacturing technology has been unable to offer a solution for the electronics market, mainly because of the difficulty of printing multiple layers of electrically conductive and dielectric materials at a high resolution that is suitable for professional electronics. We are the first to develop an integrated solution for additive manufacturing of electronics. We are disrupting, shaping, and defining how electronics are made.

Our DragonFly Pro precision system for additive manufacturing of printed electronics uses our proprietary liquid nano-conductive and dielectric inks that are designed specifically to print multilayer circuitry and 3D electronics. We believe that our DragonFly Pro precision system will obviate the reliance on third-party manufacturers during the development, short run manufacturing and prototyping of smart connected products, such as sensors, conductive geometries, antennas, professional multilayer PCBs and molded connected devices for rapid prototyping and custom additive manufacturing.

Following the launch of our sales and commercialization efforts in the fourth quarter of 2017, and as a part of scaling our operations, we opened four Customer Experience Centers, or CECs, spanning across the United States, Hong Kong and Israel. The CECs are designed to accelerate the adoption of additive manufacturing for electronics development and serve as customer and reseller training facilities and sales support centers.

In order to leverage and expedite our go to market strategy, we partner with value added resellers, or VARs, around the world. The VARs provide customers with services such as sales support, demonstrations, technical support and maintenance. The VARs assign dedicated technical support experts that are trained in installing, operating and maintaining the printer and providing technical support and demonstrations for their customers. Our VARs engage actively in sales and tradeshow activities, as well as with customer care and first response system servicing. We have multiple VAR relationships in the United States, the United Kingdom, Ireland, Canada, Germany, France, Italy, Belgium, Australia, Turkey, China, Taiwan and Korea. As we continue to expand our sales channel presence, we expect to engage with additional top tier VARs operating in the 3D printing industry and ECAD (electronic computer aided design) and MCAD (mechanical computer aided design) software solutions.

Our Strategy

By creating our own installed-base of printers that require our own dedicated inks – we are establishing a “Razor and Blades” business model in which our customers buy the printer first and then continue to purchase the dedicated inks and maintenance over time.

We market and sell our products and services worldwide, primarily to companies that develop products with electronic components, including companies in the defense industry, including the U.S. Armed Forces, the automotive sector, consumer electronics, semiconductor, aerospace, and medical industries and to research institutes. Our primary market is in the U.S., though we have also experienced growth in Asia Pacific and Europe and expect that trend to increase into 2019.

Our goal is to expedite our growth and to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	Increase sales and marketing. We are advancing our commercialization efforts and infrastructure, and allocating more resources to activities executed by our U.S. and Hong Kong headquarters, including increasing sales manpower.

●	Recruit additional value-added resellers globally. We intend to increase the number and use of our resellers in order to increase sales and provide technical services to our customers.

●	Form alliances with industry leaders. We plan to collaborate with companies in the fields of design and manufacturing in order to expedite the adoption of our technology by the market.

●	Increase amount of applications and use cases. In collaboration with our customers, create applications that can expedite the usage of our products for production grade products and consequently increase our sales. Our main focus is in collaboration with customers in the fields of medical devices, automotive, aerospace and defense.

●	Capitalize on our nano-conductive and dielectric inks, and software technology products. We plan to exploit our inks as supplemental products to our DragonFly Pro system. We also plan to increase the software options and enable levels of licensing that we could monetize from.

Our strategic growth plan includes the following:

●	Current state: Monetize commercially available products and services for additive electronics design.

●	Horizon 1: Deliver higher speed production-grade additive electronics systems and more materials and services.

●	Horizon 2: Deliver hybridized capabilities that combine mechanical functionality within electrified geometries.

Products

Our products currently consist of three main product lines – our DragonFly Pro precision system, proprietary ink products and software.

DragonFly Pro Precision System for additive manufacturing of printed electronics

Our DragonFly Pro can print sensors, conductive geometries, Radio Frequency (RF) devices, antennas, professional multilayer PCBs, and molded connected devices for rapid prototyping and custom additive manufacturing.

Our DragonFly Pro precision system is the first and only system that we are aware of that is customized specifically to print multilayer PCBs for advanced electronics. The Dragonfly Pro is designed to allow users the ability to print ready-to-use electronics and connected devices in-house, within hours. Possible applications of our products include aerospace, smart cars, Internet of Things (IoT)-connected products, RF components and encapsulated sensors for military and civil applications.

Our DragonFly Pro system is designed to print electronic conductors and dielectric (non-conductive) layers based on a user’s specific design plan. Our DragonFly Pro system uses at least two types of ink (i.e. conductive and dielectric) in order to lay down successive layers that literally build ready-to-use electronics. The printer receives digital files as input and converts them into print jobs in order to build the multilayer PCB, sensors, antenna or circuit. No cutting or drilling is required in the process of additive manufacturing of a multilayer PCB with our DragonFly Pro precision system.

Our DragonFly Pro system includes our dedicated and proprietary print-job editing software named ‘Switch’ and a printing control software named DragonFly, which enable smooth and seamless usage for our customers. Our software is not intended to be a replacement for PCB or computer aided design (CAD) design software, but rather conveniently allow our customers to continue to design their smart parts with their preferred PCB/CAD design software. After the user has concluded the design, the files are simply sent to the DragonFly Pro in Gerber (.gbr) or stereolithographic (.stl) format with a user-friendly interface, similar to the usage of commonplace inkjet and laser printers. Our proprietary software employs traditional methods of 3D printing by virtually converting end products to be printed (such as PCBs) into a large number of thin slices, which are then printed one on top of the other.

Illustration of the inkjet printing process performed by the DragonFly Pro:

Additionally, and depending on the sales channel employed, we will offer different levels of product warranty and after-sales services. We anticipate that channel partners, such as established distributors will typically be key to providing support and warranty services to the wider market. In instances where deeper and more strategic relationships are at stake, we intend to provide dedicated account management, both in terms of support and servicing, which may be fee or subscription-based. We plan to support and train a select number of experienced channel partners with the capabilities to ensure that end customers are satisfied with our products and any after-sales services and support that we may offer in the future.

Our DragonFly Pro system has multiple advantages, including:

●	In-house prototypes and low volume production. Our DragonFly Pro system offers its users an efficient, quick, available, accessible and immediate solution for prototype production of smart products such as encapsulated sensors, antennas, multilayer PCBs and free-form geometry 3D Circuits. Currently, electronics companies and others engaged in the development of products based on PCBs are forced to rely on service suppliers that manufacture PCBs through a complex and inefficient process.

Turn-around of multilayer advanced smart parts can often take weeks and involves significant costs. Also, for electronics in development, several cycles of prototyping are often necessary until the specs of the final electronic part are created. This means that a developer of a new electronic product may have to repeat the process of going through a service supplier several times during lab testing – which may increase cost and slow the momentum of product development.

Our DragonFly Pro system obviates the reliance on external service suppliers and provides electronics companies and others the luxury of an office-friendly system in their in-house research laboratory with the ability to print prototypes of PCBs as required for electronic device development – all during a relatively short period of time.

●	Information security and professional secrecy. Contracting with external service suppliers (outsourcing) in order to create prototypes of PCBs during early stages of the development process of novel electronic devices may unnecessarily compromise the security of sensitive and confidential information. Currently, however, there is hardly a practical solution. By allowing companies to bring prototype development in-house, our DragonFly Pro system offers a practical solution to this issue.

●	Industry first. We believe that we are a pioneer and a leader in our industry. We are not aware of any other company in the global electronics market that currently offers a 3D inkjet printer that prints professional grade smart parts.

Supplementary Products

Conductive Ink

We have developed a uniquely formulated nano-conductive ink for use in our systems. Using advanced nano-technology, we have developed a liquid ink that contains nano-particles of conductive materials such as silver and copper. Nano-particles are particles between 1 and 100 nanometers in size. By employing this technology, we are able to create a liquid ink that maintains its transport properties and electric conductivity. The liquid properties of our nano-conductive ink allow us to take advantage of inkjet printing technology for fast and efficient 3D printing of PCBs.

Our wet-chemistry approach to making silver nano-particles starts with a raw material compound containing silver which may be acquired from a number of chemical suppliers. The patented process, licensed from the Hebrew University, is highly efficient and very clean. We can reliably extract 10 to 100 nano-meter sized particles of pure silver. We are able to control the size, shape and dispersion of the silver nano-particles in accordance with specific printing requirements. We can also formulate inks for a variety of substrates and printing profiles.

In addition, in July 2016, we filed a patent application with the United States Patent and Trademark Office for the development of a new nano-metric conductive ink, which is based on a unique synthesis. The new nano-particle synthesis further minimizes the size of the silver nano-particles particles in our ink products. The new process achieves silver nano-particles as small as 4 nano-meters. We believe that accurate control of nano-particles’ size and surface properties will allow for improved performance of our DragonFly Pro system. The innovative ink enables lower melting temperatures and more complete sintering (fusing of particles into solid conductive trace), leading to an even higher level of conductivity. The innovative ink has the potential to accelerate printing speeds and save ink for the 3D printing of electronics.

Dielectric Ink

Our proprietary dielectric ink is a unique ink that contains dielectric and dielectric materials that are not electrically conductive. The use of non-conductive ink is crucial in the production of multilayer circuit boards, as the conducting layers that are placed on top of each other must be separated by dielectric layers. Our internally developed, proprietary dielectric ink is a unique one-part-epoxy material. The dielectric ink can withstand high temperature (e.g., five hundred degrees Fahrenheit and more) without distorting its shape, which is a necessary requirement for professional PCBs and electronics components.

Both our nano-conductive and dielectric ink products have completed development stages and we have begun to manufacture these products in-house. We plan to commercialize these ink products as a supplementary product to our systems. Based on our proprietary technology, our ink products may be adjusted specifically for additional uses.

Software

Our proprietary software, the ‘DragonFly’ and ‘Switch’ are used to manage the design file and printing process. The Switch software enables seamless transition into an additive manufacturing workflow.

In July 2016, we completed the development of the initial version of our software package and we’ve been adding features and improvements to it from time to time. The Switch is included in our DragonFly Pro system. The ‘Switch’ software enables preparation of production files of printed electronic circuits using the DragonFly Pro system. The software supports customary formats in the electronics industry such as Gerber files, as well as vertical interconnect access (VIA) and DRILL files. The ‘Switch’ software presents a unique interface that displays Gerber files and an accurate and detailed description of the PCB’s structure, which facilitates a highly precise conversion to a 3D file format.

Multilayer 3D files can be prepared from standard file formats, with the software allowing for adjustments in numerous parameters such as layer order and thickness.

When the print-job is ready the user simply loads the design file from Switch straight into the Dragonfly Pro printer and uses the DragonFly software to manage and control the print.

Recent Developments

●	Increased Nano Dimension U.S. activity with additional sales and technical support force in our Santa Clara HQ as well as on the East Coast.

●	Received a Commercial and Government Entity (CAGE) Code from the U.S. Department of Defense’s Defense Logistics Agency, and strengthened our position in the defense sector by selling four printers to the U.S. Armed Forces.

●	Built up our reseller network through collaboration agreements and additional channel partnerships in major territories around the world. Reached full coverage of U.S.

●	Extended Asia-Pacific market coverage through the establishment of our wholly owned subsidiary in Hong Kong – Nano Dimension (HK) Limited. We realized additional DragonFly systems sales, added new resellers in China, and appointed a Hong Kong based regional sales leader and CEC.

●	We opened four CECs spanning across the U.S., Hong Kong and Israel. The new CECs are designed to accelerate the adoption of additive manufacturing for electronics development and will also serve as customer and reseller training facilities and sales support centers.

Risks Associated with Our Business

Our business, and investing in our securities, are subject to numerous risks, as more fully described in the section entitled “Risk Factors” beginning on page 10 and other risk factors contained in the documents incorporated by reference herein. You should read these risks before making a decision to invest in our securities. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In each case, the trading price of our securities would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

●	We are a development-stage company and have a limited operating history on which to assess our business, have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses until we are able to become profitable from sales of our products. Based on the projected cash flows and our cash balance as of June 30, 2018, our management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue advancing its activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the date of sign-off date of our financial statements. As a result, there is substantial doubt about our ability to continue as a going concern;

●	We depend entirely on the success of our current products, and we may not be able to successfully commercialize them;

●	We rely on highly-skilled technical personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow or our business may contract;

●	Even if this offering is successful, we expect that we will need to raise additional funding before we can expect to become profitable from sales of our products; and

●	If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets.

Corporate Information

We are an Israeli corporation based in Ness Ziona and were incorporated in 1960. Our principal executive offices are located at 2 Ilan Ramon St., Ness Ziona 7403635, Israel. Our telephone number in Israel is +972-73-7509142. Our website address is www.nano-di.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Implications of being a Foreign Private Issuer

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we will file reports with the United States Securities and Exchange Commission, or SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. We also present financial statements pursuant to International Financial Reporting Standards, or IFRS instead of pursuant to U.S. generally accepted accounting principles. Furthermore, although the members of our management and supervisory boards will be required to notify the Israeli Securities Authority, of certain transactions they may undertake, including with respect to our Ordinary Shares, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted, and follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers (See “Risk Factors — Risks Related to an Investment in Our Securities and this Offering”). These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

THE OFFERING

Ordinary Shares currently outstanding	96,571,661 Ordinary Shares

ADSs offered by us	16,666,667 ADSs representing 83,333,333 Ordinary Shares

Ordinary Shares to be outstanding after this offering	179,904,994 Ordinary Shares

The ADSs	Each ADS represents five of our Ordinary Shares, par value NIS 0.10. The ADSs may be evidenced by American Depositary Receipts, or ADRs. The depositary will be the holder of the Ordinary Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is incorporated by reference as an exhibit to the registration statement that includes this prospectus.

Underwriter’s option to purchase additional securities	We have granted to the underwriter an over-allotment option exercisable not later than 45 days after the date of this prospectus to purchase up to 2,500,000 additional ADSs (15% of the ADSs sold in this offering) from us to cover over-allotments, if any. If the underwriter exercises all or part of this option, it will purchase ADSs covered by the option at the public offering price per ADS, less the underwriting discounts and commissions. See “Underwriting.”

Use of proceeds	We expect to receive approximately $22.545 million in net proceeds from the sale of 16,666,667 ADSs offered by us in this offering (approximately $25.995 million if the underwriter exercises its over-allotment option in full), based upon an assumed public offering price of $1.50 per ADS, the last reported sale price of our ADSs on Nasdaq on December 4, 2018. The actual offering price per share in this offering will be determined between us and the underwriter at the time of pricing, and may be at a discount to the current market price.

We currently expect to use the net proceeds from this offering for the following purposes:

●     $15 million for scaling up sales and marketing globally;

●     $5 million for increasing production capabilities; and

●     The remainder for working capital and general corporate purposes, possible in licensing of additional intellectual property and product candidates, and next generation product development.

Depositary	The Bank of New York Mellon.

Risk factors	You should read the “Risk Factors” section starting on page 10 of this prospectus, and “Item 3. - Key Information – D. Risk Factors” in our 2017 Annual Report incorporated by reference herein, and other information included or incorporated by reference in this prospectus for a discussion of factors to consider carefully before deciding to invest in our ADSs.

Nasdaq Capital Market Symbol and Tel Aviv Stock Exchange symbol	“NNDM”

The number of our ADSs and Ordinary Shares to be outstanding immediately after this offering as shown above assumes that all of the ADSs offered hereby are sold and is based on 96,571,661 Ordinary Shares outstanding as of December 4, 2018. This number excludes:

●	1,306,457 Ordinary Shares issuable upon the exercise of warrants outstanding as of December 4, 2018, of which 730,289 were vested as of such date;

●	527,032 Ordinary Shares held by the Company as treasury shares; and

●	7,440,590 Ordinary Shares issuable upon the exercise of options to directors and employees under our equity incentive plan, outstanding as of December 4, 2018.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriter’s over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth in the table below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto as of June 30, 2018. The selected financial data should be read in conjunction with our unaudited interim condensed consolidated financial statements, and are qualified entirely by reference to such financial statements.

(in thousands of U.S. dollars except per share data)	Six Months Ended June 30,
	(*) 2017		2018
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	260		1,723
Cost of revenues	82		1,124
Cost of revenues- amortization of intangible	365		386
Gross profit (loss)	(187)		213
Research and development expenses, net	5,370	(**)	4,611
General and administrative expenses	1,944	(**)	1,494
Sales and marketing expenses	922	(**)	1,872
Operating loss	8,423		7,764
Finance expenses, net	803		129
Total loss	9,226		7,893
Basic and diluted loss per Ordinary Share	0.18		0.09
Weighted average of number of Ordinary Shares used in the calculation of the basic and diluted loss per Ordinary Share	51,134,245		86,920,197

(*)   Presented according to the change in our functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. The change in functional currency is accounted for prospectively from that date. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods.

(**)  Reclassified - In the fourth quarter of 2017, we decided to present our sales and marketing expenses separate from other operating expenses. Thus, for comparison we have reclassified the expenses in the previous years.

(in thousands of U.S. dollars except share data)	As of June 30,
	(*) 2017	2018
Consolidated Statement of Financial Position Data:
Cash	16,495	11,601
Total assets	29,680	27,336
Total non-current liabilities	1,103	1,206
Accumulated loss	27,845	44,015
Total equity	25,573	23,039
Number of shares outstanding	61,772,211	96,571,661

(*)   Presented according to the change in our functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. The change in functional currency is accounted for prospectively from that date. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods.

RISK FACTORS

You should carefully consider the risks described below and the risks described in our 2017 Annual Report which are incorporated by reference herein, as well as the financial or other information included in this prospectus or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes, before you decide to buy our securities. The risks and uncertainties described below are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to an Investment in Our Securities and this Offering

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds of this offering for scaling up sales and marketing globally, increasing production capabilities, and the remainder for working capital and general corporate purposes, possible in licensing of additional intellectual property and product candidates, and next generation product development. See “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

We will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

We have incurred losses in each year since our inception. If we continue to use cash at our historical rates of use we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

You will experience immediate dilution in book value of any ADSs you purchase.

Because the price per ADS being offered is substantially higher than our net tangible book value per ADS, you will suffer substantial dilution in the net tangible book value of any ADSs you purchase in this offering. After giving effect to the sale by us of ADSs in this offering, based on an assumed public offering price of $1.50 per ADS, which is the last reported sale price of our ADSs on Nasdaq on December 4, 2018, and after deducting underwriter’s discount and commission and offering expenses payable by us, our as adjusted net tangible book value of our ADSs would be approximately $39.2 million, or approximately $1.09 per ADS, as of June 30, 2018. If you purchase ADSs in this offering, you will suffer immediate and substantial dilution of our as adjusted net tangible book value of approximately $0.41 per ADS. To the extent outstanding options, warrants or offered warrants are exercised, you will incur further dilution. See “Dilution” on page 20 for a more detailed discussion of the dilution you will incur in connection with this offering.

ADSs representing a substantial percentage of our outstanding shares may be sold in this offering, which could cause the price of our ADSs and Ordinary Shares to decline.

We may sell in this offering 16,666,667 ADSs representing 83,333,333 Ordinary Shares, or approximately 86%, of our outstanding Ordinary Shares as of December 4, 2018. This sale and any future sales of a substantial number of ADSs in the public market, or the perception that such sales may occur, could materially adversely affect the price of our ADSs and Ordinary Shares. We cannot predict the effect, if any, that market sales of those ADSs or the availability of those ADSs for sale will have on the market price of our ADSs and Ordinary Shares.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

We do not know whether a market for the ADSs and Ordinary Shares will be sustained or what the trading price of the ADSs will be and as a result it may be difficult for you to sell your ADSs or Ordinary Shares.

Although our ADSs now trade on Nasdaq and our Ordinary Shares trade on TASE, an active trading market for the ADSs or Ordinary Shares may not be sustained. It may be difficult for you to sell your ADSs or Ordinary Shares without depressing the market price for the ADSs or Ordinary Shares. As a result of these and other factors, you may not be able to sell your ADSs. Further, an inactive market may also impair our ability to raise capital by selling ADSs and Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Ordinary Shares as consideration.

Holders of ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The Depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the Depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the Depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the Depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the Depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the Depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the Deposit Agreement. Under Israeli law and our articles of association, the minimum notice period required to convene a shareholders meeting is no less than 21 or 35 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the Depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the Depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote their Ordinary Shares underlying the ADSs. Furthermore, the Depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their Ordinary Shares underlying the ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus, including in our 2017 Annual Report incorporated by reference herein, and other information included or incorporated by reference in this prospectus, constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in our 2017 Annual Report incorporated by reference herein in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in our 2017 Annual Report generally, which is incorporated by reference into this prospectus.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and other risk factors contained in the documents incorporated by reference herein. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

EXCHANGE RATE INFORMATION

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. dollars
Year Ended December 31,	High	Low	Average	Period End
2018 (through December 4, 2018)	3.743	3.388	3.584	3.727
2017	3.860	3.467	3.600	3.467
2016	3.983	3.746	3.840	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. dollars
Month	High	Low	Average	Period End
December 2018 (through December 4, 2018)	3.727	3.718	3.722	3.727
November 2018	3.743	3.668	3.705	3.701
October 2018	3.721	3.62	3.656	3.721
September 2018	3.627	3.564	3.592	3.627
August 2018	3.71	3.604	3.6664	3.604
July 2018	3.667	3.618	3.6453	3.664
June 2018	3.65	3.565	3.6045	3.65

PRICE HISTORY OF OUR ORDINARY SHARES AND ADSs

Our Ordinary Shares have been trading on the TASE under the symbol “NNDM” since 1977. Our ADSs commenced trading on the OTCQB and OTCQX under the symbol “NNDMY” on July 29, 2015, and September 17, 2015, respectively. On March 7, 2016, our ADSs, each of which represents five of our Ordinary Shares, commenced trading on the Nasdaq Capital Market under the symbol “NNDM.”

The following table sets forth, for the periods indicated, the reported high and low sale prices of our Ordinary Shares on the TASE in NIS and U.S. dollars. U.S. dollar per Ordinary Share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS Price Per Ordinary Share		U.S.$ Price Per Ordinary Share
	High	Low	High	Low
Annual:
2018 (through December 4, 2018)	2.60	0.92	0.76	0.25
2017	5.33	2.07	1.47	0.59
2016	6.52	4.47	1.70	1.16
2015	7.99	1.51	2.07	0.39
2014	5.05	0.81	1.45	0.23

Quarterly:
Fourth Quarter 2018 (through December 4, 2018)	1.54	1.15	0.42	0.31
Third Quarter 2018	1.70	1.37	0.47	0.37
Second Quarter 2018	1.98	0.92	0.55	0.25
First Quarter 2018	2.60	1.28	0.76	0.36
Fourth Quarter 2017	4.05	2.07	1.16	0.59
Third Quarter 2017	4.42	3.02	1.26	0.84
Second Quarter 2017	5.06	4.24	1.38	1.21
First Quarter 2017	5.33	4.25	1.47	1.12
Fourth Quarter 2016	5.64	4.47	1.49	1.16
Third Quarter 2016	6.39	5.08	1.69	1.31
Second Quarter 2016	6.24	4.98	1.64	1.29
First Quarter 2016	6.52	4.49	1.70	1.16

Most Recent Six Months:
December 2018 (through December 4, 2018)	1.18	1.17	0.32	0.31
November 2018	1.52	1.15	0.41	0.31
October 2018	1.54	1.31	0.42	0.35
September 2018	1.66	1.49	0.46	0.41
August 2018	1.70	1.37	0.47	0.37
July 2018	1.70	1.37	0.46	0.37
June 2018	1.98	0.92	0.55	0.25

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the ADSs in U.S. dollars.

	U.S.$ Price Per ADS
	High	Low
Annual:
2018 (through December 4, 2018)	3.73	1.24
2017	7.19	2.95
2016	8.89	5.77
2015 (Since July 29, 2015)	10.00	7.04

Quarterly:
Fourth Quarter 2018 (through December 4, 2018)	2.13	1.50
Third Quarter 2018	2.33	1.88
Second Quarter 2018	2.84	1.24
First Quarter 2018	3.73	1.83
Fourth Quarter 2017	5.72	2.95
Third Quarter 2017	6.23	4.22
Second Quarter 2017	6.92	6.00
First Quarter 2017	7.19	5.64
Fourth Quarter 2016	7.43	5.89
Third Quarter 2016	8.61	6.69
Second Quarter 2016	8.34	6.47
First Quarter 2016	8.89	5.77

Most Recent Six Months:
November 2018	2.13	1.62
October 2018	2.04	1.69
September 2018	2.30	1.97
August 2018	2.31	1.88
July 2018	2.33	1.92
June 2018	2.84	1.26
May 2018	1.44	1.24

USE OF PROCEEDS

We expect to receive approximately $22.545 million in net proceeds from the sale of ADSs offered by us in this offering (approximately $25.995 million if the underwriter exercises its over-allotment option in full).

A $1.00 increase (decrease) in the assumed initial public offering price of $1.50 per ADS, which is the last reported sale price of our ADSs on Nasdaq on December 4, 2018, would increase (decrease) the net proceeds from this offering by approximately $15,333,333, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering.

An increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us, would increase (decrease) our net proceeds by approximately $1,380,000, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of the offering determined at pricing.

We currently expect to use the net proceeds from this offering for the following purposes:

●	$15 million for scaling up sales and marketing globally;

●	$5 million for increasing production capabilities; and

●	The remainder for working capital and general corporate purposes, possible in licensing of additional intellectual property and product candidates, and next generation product development.

The amounts and schedule of our actual expenditures will depend on multiple factors. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we project. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, and, if necessary, as well as the amount and sources of other funds needed.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

The Israeli Companies Law imposes further restrictions on our ability to declare and pay dividends.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10. – Additional Information – E. “Taxation — Israeli Tax Considerations and Government Programs” in our 2017 Annual Report incorporated by reference herein for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2018:

●	on an actual basis; and

●	on an as adjusted basis to give effect to the sale of 16,666,667 ADSs in this offering at an assumed public offering price of $1.50 per ADS, the last reported sale price of the ADSs on Nasdaq on December 4, 2018, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the ADSs had occurred on June 30, 2018.

You should read this table in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus and/or in our 2017 Annual Report incorporated by reference herein.

	As of June 30, 2018
(in thousands USD)	Actual	As Adjusted (1)
Cash and cash equivalents	11,601	34,146

Liability in respect of government grants	934	934
Total liabilities	4,297	4,297
Shareholders’ equity:
Share capital	3,291	5,574
Share premium	58,613	78,875
Treasury shares	(1,509)	(1,509)
Warrants	13	13
Presentation currency translation reserve	1,431	1,431
Capital reserve from transactions with controlling shareholders	63	63
Capital reserve for share-based payments	5,152	5,152
Accumulated loss	(44,015)	(44,015)
Total shareholders’ equity	23,039	45,584
Total capitalization	27,336	49,881

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $1.50 per ADS, which is the last reported sale price of our ADSs on Nasdaq on December 4, 2018, would increase (decrease) the amount of each of cash and cash equivalents and total stockholders’ equity by approximately $15.333 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us, would increase (decrease) the amount of cash and cash equivalents and total shareholders’ equity by approximately $1.380 million after deducting estimated underwriting discounts and commissions and any estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of the offering determined at pricing.

DILUTION

If you invest in our ADSs, your interest will be diluted immediately to the extent of the difference between the public offering price per ADS you will pay in this offering and the pro forma net tangible book value per ADS after this offering. At June 30, 2018, we had net tangible book value of $16,670,000, corresponding to a net tangible book value of $0.17 per Ordinary Share or $0.86 per ADS (using the ratio of five Ordinary Shares to one ADS). Net tangible book value per share or per ADS represents the amount of our total tangible assets less our total liabilities, divided by 96,571,661, the total number of Ordinary Shares outstanding at June 30, 2018, or 19,314,332, the total number of ADSs that would represent such total number of shares based on a share-to-ADS ratio of five-to-one.

After giving effect to the sale of the ADSs representing Ordinary Shares offered by us in this offering and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value estimated at June 30, 2018 would have been approximately $39,215,000, representing $0.22 per Ordinary Share or $1.09 per ADS. At the assumed public offering price for this offering of $1.50 per ADS, which is the last reported sale price of our ADSs on Nasdaq on December 4, 2018, this represents an immediate increase in historical net tangible book value of $0.05 per Ordinary Share or $0.23 per ADS to existing shareholders and an immediate dilution in net tangible book value of $0.08 per Ordinary Share or $0.41 per ADS to purchasers of ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and pro forma net tangible book value per ADS immediately after the completion of this offering.

The following table illustrates this dilution of $0.41 per ADS to purchasers of ADSs in this offering:

Assumed public offering price per ADS	$1.50
Historical net tangible book value per ADS as of June 30, 2018	0.86
Increase in net tangible book value per ADS attributable to new investors	0.23
Pro forma net tangible book value per ADS after this offering	1.09
Dilution per ADS to new investors	0.41
Percentage of dilution in net tangible book value per ADS for new investors	27.3%

The above discussion and table are based on 96,571,661 ordinary shares outstanding as of June 30, 2018, and excludes the following as of such date:

●	7,286,258 Ordinary Shares issuable upon the exercise of options outstanding under our 2015 Stock Option Plan;

●	613,742 Ordinary Shares reserved for issuance and available for future grant under our 2015 Stock Option Plan;

●	1,381,457 Ordinary Shares issuable upon the exercise of outstanding warrants; and

●	527,032 Ordinary Shares held by the Company as treasury shares.

To the extent that outstanding options or warrants are exercised or we issue additional ordinary shares under our equity incentive plans, you may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for our current and future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in further dilution to the holders of our ordinary shares and ADSs.

A $1.00 increase (decrease) in the assumed initial public offering price of $1.50 per ADS, which is the last reported sale price of our ADSs on Nasdaq on December 4, 2018, would increase (decrease) our pro forma net tangible book value per ADS after this offering by $0.43 and the dilution per ADS to new investors by $0.57, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering.

An increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us, would increase (decrease) our pro forma net tangible book value after this offering by approximately $1.380 million and the pro forma net tangible book value per ADS after this offering by $0.01 per ADS and would increase (decrease) the dilution per ADS to new investors by $0.01, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of the offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus or incorporated by reference in this prospectus. We report financial information under IFRS as issued by the IASB and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Overview

To date, we have generated insignificant revenues from the sale and lease of our products. We have only recently begun commercializing our products and our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. As of June 30, 2018, we had an accumulated deficit of $44,015,000.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our 2017 Annual Report incorporated by reference herein.

Results of Operations

The following discussion of our unaudited results of operations for the six month periods ended June 30, 2018 and 2017, included in the following table, which presents selected financial information data, is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes, included elsewhere in this prospectus.

	Six Months Ended June 30,
(in thousands of U.S dollars)	(*) 2017	2018
Revenues	260	1,723
Cost of revenues	82	1,124
Cost of revenues- amortization of intangible	365	386
Gross profit (loss)	(187)	213
Research and development expenses, net	5,370	4,611
General and administrative expenses	1,944	1,494
Sales and marketing expenses	922	1,872
Operating loss	8,423	7,764
Finance expense, net	803	129
Total loss	9,226	7,893
Loss attributable to holders of Ordinary Shares	9,226	7,893

*	Reclassified - In the fourth quarter of 2017, we decided to present our sales and marketing expenses separate from other operating expenses. Thus, for comparison we have reclassified the expenses in the previous years.

Comparison of the six months ended June 30, 2018 to the six months ended June 30, 2017

Revenues

Our revenues for the six months ended June 30, 2018 amounted to $1,723,000, representing an increase of $1,463,000 or 563%, compared to $260,000 for the six months ended June 30, 2017. The increase was attributed to commercial sales of the DragonFly Pro system that began in the fourth quarter of 2017. Our revenues are derived from sales and leases of our printers, warranty services, and from ink and other consumables sales.

Cost of Revenues

Our cost of revenues for the six months ended June 30, 2018 amounted to $1,510,000, representing an increase of $1,063,000 or 238%, compared to $447,000, for the six months ended June 30, 2017. Cost of revenues consists of $1,124,000 and an additional $386,000 in respect of amortization of intangible assets, representing an increase of $1,042,000 or 1,271%, compared to $82,000 and an additional increase of $21,000, compared to $365,000 in respect of amortization of intangible assets. The increase was attributed to commercial sales of the DragonFly Pro system that began in the fourth quarter of 2017.

Gross Profit (Loss)

Our gross profit for the six months ended June 30, 2018 amounted to $213,000, compared to a loss of $187,000 for the six months ended June 30, 2017.

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2018 amounted to $4,611,000, representing a decrease of $759,000 or 14%, compared to $5,370,000 for the six months ended June 30, 2017. The decrease resulted primarily from a decrease of $614,000 in payroll and related expenses, a decrease of $484,000 in share-base payments expenses and a decrease of $266,000 in materials expenses.

Our research and development expenses for the six months ended June 30, 2018 are presented net of government grants in the amount of $21,000.

Sales and marketing Expenses

Our sales and marketing expenses totaled $1,872,000 for the six months ended June 30, 2018, an increase of $950,000, or 103%, compared to $922,000 for the six months ended June 30, 2017. The increase was mainly attributed to an increase of $476,000 in payroll and related expenses, an increase of $347,000 in marketing and advertising expenses and an increase of $91,000 in depreciation expenses.

General and Administrative Expenses

Our general and administrative expenses totaled $1,494,000 for the six months ended June 30, 2018, a decrease of $450,000, or 23%, compared to $1,944,000 for the six months ended June 30, 2017. The decrease was mainly attributed to a decrease of $344,000 in professional services expenses and a decrease of $161,000 in directors’ fees.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2018 was $7,764,000, as compared to an operating loss of $8,423,000 for the six months ended June 30, 2017, a decrease of $659,000, or 8%.

Finance Expense and Income

Finance expense and income mainly consist of bank fees and other transactional costs, revaluation of liability in respect of government grants, and exchange rate differences.

We recognized net financial expense of $129,000 for the six months ended June 30, 2018, compared to $803,000 for the six months ended June 30, 2017. The decrease is primarily due to a decrease in finance expense related to exchange rate differences.

Total Loss

As a result of the foregoing, our loss for the six months ended June 30, 2018 was $7,893,000, as compared to $9,226,000 for the six months ended June 30, 2017, a decrease of $1,333,000, or 14%.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2018, we have funded our operations principally with $52,952,000 from the issuance of Ordinary Shares and warrants. As of June 30, 2018, we had approximately $11,601,000 in cash.

The table below presents our cash flows:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2017	2018
Net cash used in operating activities	6,248	6,790
Net cash used in investing activities	2,504	261
Net cash provided by financing activities	12,688	12,490

Net cash used in operating activities of $6,790,000 during the six months ended June 30, 2018 was primarily used for payment of $4,034,000 in salaries and related personnel expenses. Net cash used in operating activities of $6,248,000 during the six months ended June 30, 2017 was primarily used for payment of $4,203,000 in salaries and related personnel expenses.

Net cash used in investing activities of $261,000 during the six months ended June 30, 2018 primarily reflects acquisition of property plant and equipment. The decrease compared to $2,504,000 in the six months ended June 30, 2017 is mainly as a result of decrease in acquisition of property plant and equipment.

Net cash provided by financing activities of $12,490,000 during the six months ended June 30, 2018 consisted primarily of $12,471,000 of net proceeds from the issuance of ordinary shares. The net cash provided by financing activities in the six months ended June 30, 2017 of $12,688,000 consisted primarily of net proceeds from the issuance of ordinary shares.

Current Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our Ordinary Shares.

Based on the projected cash flows and our cash balance as of June 30, 2018, our management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue advancing its activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the date of sign-off date of our financial statements. As a result, there is substantial doubt about our ability to continue as a going concern.

Until we can generate significant recurring revenues and achieve profitability, we will need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress in the launch of the commercial DragonFly Pro system;

●	the costs of manufacturing our DragonFly Pro system and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our articles of association, or Articles of Association, are summaries and do not purport to be complete.

Ordinary Shares

As of December 4, 2018, our authorized share capital consisted of 200,000,000 of our Ordinary Shares, of which 96,571,661 Ordinary Shares were issued and outstanding and 527,032 shares are treasury shares (held by us). All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable.

As of December 4, 2018, an additional 1,306,457 of our Ordinary Shares were issuable upon the exercise of warrants, of which 730,289 were vested as of such date. The exercise price of the options outstanding ranges between NIS 0.8655 (approximately $0.24) and NIS 9.00 (approximately $2.48) per share.

As of December 4, 2018, an additional 7,440,590 of our Ordinary Shares were issuable upon the exercise of outstanding options to purchase our Ordinary Shares. The exercise price of the options outstanding ranges between NIS 1.014 (approximately $0.3) and NIS 7.50 (approximately $1.96) per share.

Our registration number with the Israeli Registrar of Companies is 520029109.

Purposes and Objects of the Company

Our purpose is set forth in Section 8 of our amended and restated articles of association and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our chief executive officer and his actions. Our board of directors may exercise all powers that are not required under the Israeli Companies Law of 1999, or the Companies Law, or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all general meetings of the Company, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon dissolution of the Company, in the distribution of the Company assets legally available for distribution, on a per share pro rata basis.

Shareholder’s rights of inspection of the Company records

Pursuant to the Companies Law, shareholders have the right to inspect the Company documents that are specified below:

(1)	minutes of the general meetings;

(2)	the Company’s shareholders register and the register of substantial shareholders;

(3)	a document in the company’s possession, relating to an act or transaction with interested parties that requires approval by the general meeting;

(4)	Articles of Association and financial reports; and

(5)	any document that the company must submit under the Companies Law and under any statute to the Companies Registrar or to the Israeli Securities Authority and that is available for public inspection at the Companies Registrar or the Israeli Securities Authority, as the case may be.

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting or at a special meeting, of our shareholders and serve on the Board of Directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of the amended and restated articles of association or any applicable law, upon the earlier. In addition, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our amended and restated articles of association or applicable law, upon the earlier. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law.

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board of Directors, which must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board of Directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors; and/or (b) one or more shareholders holding, in the aggregate, 5% of our outstanding voting power.

Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	the exercise of our Board of Director’s powers if our Board of Directors is unable to exercise its powers;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

The quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of the total outstanding voting rights (instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules). If within half an hour of the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders, which holds and represents at least 5% of the company’s issued and outstanding share capital and at least 1% of the company voting rights, or one or more shareholder, which holds at least 5% of the Company’s voting rights.

Adoption of Resolutions

Our amended and restated articles of association provide that all resolutions in our shareholders’ meetings require a simple majority of the vote of the shareholders attending the general meeting, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder of the Company may vote in a general meeting in person, by proxy or by a written ballot. Our amended and restated articles of association do not provide our shareholders with any cumulative voting rights.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the Board of Directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our subsidiary, Nano Dimension Technologies Ltd.). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its Board of Directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received a shareholders’ approval as a private placement intended to make the offeree a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request from the court appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

The Companies Law provides that any resolution to change the Articles of Association so that a certain provision may only be changed by a special majority of the shareholders (as shall be defined in such resolution) shall require the same special majority of the shareholders.

As long as our securities are traded on the TASE, we are subject to the provision of Section 46b(2) of the Israeli Securities Law, 5728-1968 according to which any further issuance of our shares will be of the most preferential voting shares; however we may issue preferred shares which grant a preference in the distribution of dividends but do not grant voting rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase the Company’s registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which have not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

●	subdivide the Company’s existing shares or any of them, the Company’s share capital or any of it, into shares of smaller nominal value than is fixed;

●	reduce the Company’s share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and

●	reduce shares from the issued and outstanding share capital of the Company, in such manner that those shares shall be cancelled and the nominal par value paid for those shares will be registered at the Company’s books as capital fund, which shall be deemed as a premium paid on those shares which shall remain in the issued and outstanding share capital of the Company.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent five shares (or a right to receive five shares) deposited with Bank Hapoalim, as custodian for the depositary in Tel Aviv. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (1) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (2) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property. Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	Any cash distribution to ADS holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.

$.05 (or less) per ADS per calendar year.	Depositary services.

Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; or

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

UNDERWRITING

We have entered into an underwriting agreement, dated         , 2018, with A.G.P., acting as the sole underwriter. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, the number of ADSs, provided below opposite its name.

Underwriters	Number of ADSs
A.G.P./Alliance Global Partners
Total

The underwriter is offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriter is obligated to purchase all of the ADSs if any of the securities are purchased, other than those shares covered by the over-allotment option to purchase additional securities described below.

Discount, Commissions and Expenses

The underwriter has advised us that it proposes to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per ADS. The underwriter may allow, and certain dealers may reallow, a discount from the concession not in excess of $     per ADS to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be changed by the underwriter. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ADSs are offered by the underwriter as stated herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriter has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

The following table shows the underwriting discount payable to the underwriter by us in connection with this offering.

Total
	Per ADS	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay the underwriter a 1.0% non-accountable expense allowance and to reimburse the underwriter for certain out-of-pocket expenses not to exceed $125,000 in the aggregate. We estimate that expenses payable by us in connection with this offering, including reimbursement of the underwriter’s out-of-pocket expenses, but excluding the underwriting discount referred to above, will be approximately $455,000.

(1)	The underwriter will receive a discount of 7% to the public offering price with respect to any ADSs purchased in this offering by investors.

Option to Purchase Additional ADSs

We have granted to the underwriter an over-allotment option exercisable not later than 45 days after the date of this prospectus to purchase up to 2,500,000 additional ADSs (15% of the ADSs sold in this offering) from us to cover over-allotments, if any. If the underwriter exercises all or part of this option, it will purchase ADSs covered by the option at the public offering price per ADS, less the underwriting discounts and commissions. If this option is exercised in full, the total offering price to the public will be approximately $28.75 million and the total net proceeds, after expenses, to us will be approximately $25.995 million.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Determination of Offering Price

The actual offering price of the securities we are offering will be negotiated between us and the underwriter based on the trading of our shares of common stock prior to the offering, among other things, and may be at a discount to the current market price.

Lock-up Agreements

We, our executive officers and directors have agreed, subject to limited exceptions, for a period of 90 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any ordinary shares or any securities convertible into or exchangeable for our ordinary shares either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the underwriter. The underwriter may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Price Stabilization, Short Positions and Penalty Bids

The underwriter may engage in syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our ADSs:

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

●	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our shares of common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriter also may engage in passive market making transactions in our securities in accordance with Regulation M during a period before the commencement of offers or sales of the ADSs in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter, or by its affiliates. Other than this prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other

From time to time, the underwriter and/or its affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of its businesses, the underwriter and its affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriter and its affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, the underwriter has not provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain the underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

NOTICE TO INVESTORS

Notice to Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or

●	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the securities offered hereby are “securities.”

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the TASE, underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors and up to additional 35 non-qualified investors in a 12 month period. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum and are aware of the meaning of some and agree to it.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$3,485
FINRA filing fee	$4,813
Transfer agent fees and expenses	$160,000
Printer fees and engraving expenses	$2,000
Legal fees and expenses	$100,000
Accounting fees and expenses	$50,000
Miscellaneous	$9,702
Total	$330,000

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the securities offered by this prospectus will be passed upon for us by Zysman, Aharoni, Gayer & Co., Tel-Aviv, Israel. Certain legal matters related to the offering will be passed upon for the underwriter by Burns & Levinson LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Nano Dimension Ltd. as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Zysman, Aharoni, Gayer & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the judgment is final and is not subject to any right of appeal;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

●	the judgment is enforceable according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ADSs. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at www.nano-di.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	The first two paragraphs, the fourth paragraph and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on April 3, 2018;

●	The first paragraph and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on April 12, 2018;

●	The sections titled “First Quarter 2018 Preliminary Estimates of Financial Results” and “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on April 26, 2018;

●	The first, second and fourth paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on April 30, 2018;

●	The first three paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on May 8, 2018;

●	The sections titled “First Quarter 2018 Financial Results,” “Balance Sheet Highlights,” and “Forward-Looking Statements,” and the IFRS financial statements in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on May 17, 2018;

●	The Company’s report on Form 6-K furnished to the SEC on May 17, 2018;

●	The first three paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on June 11, 2018;

●	The Notice of Meeting and Proxy Statement attached to the Company’s report on Form 6-K furnished to the SEC on June 14, 2018;

●	The first three paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on July 9, 2018;

●	The Company’s report on Form 6-K furnished to the SEC on July 19, 2018;

●	The Company’s report on Form 6-K furnished to the SEC on July 26, 2018;

●	The first two paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on August 1, 2018;

●	The sections titled “Second Quarter 2018 Financial Results,” “Six Months Ended June 30, 2018 Financial Results,” “Balance Sheet Highlights,” and “Forward-Looking Statements,” and the IFRS financial statements in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on August 6, 2018;

●	The first two and the fourth paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on August 27, 2018;

●	The first five paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on August 30, 2018;

●	The first paragraph and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on October 2, 2018;

●	The second and fifth paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on October 15, 2018;

●	The first three paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on October 17, 2018;

●	The first two paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on October 22, 2018;

●	The first two paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on October 31, 2018;

●	The first two paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on November 7, 2018;

●	The first and third paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on November 13, 2018;

●	The sections titled “Third Quarter 2018 Financial Results,” “Nine Months Ended September 30, 2018 Financial Results,” “Balance Sheet Highlights,” and “Forward-Looking Statements,” and the IFRS financial statements in the press release attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on November 15, 2018;

●	The Company’s report on Form 6-K furnished to the SEC on November 20, 2018;

●	The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 15, 2017; and

●	The description of the Company’s Ordinary Shares and ADSs contained in the Company’s registration statement on Form 20-F filed pursuant to the Exchange Act on October 20, 2015 (File No. 001-37600), including any amendment or report filed which updates such description.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to us at Nano Dimension Ltd., 2 Ilan Ramon St., Ness Ziona 7403635, Israel Attention: Yael Sandler, Chief Financial Officer, telephone number: +972-73-7509142.

Nano-Dimension Ltd.

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2018

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Financial Position as at

	June 30,		December 31,
	2017 (*) Unaudited	2018 Unaudited	2017 (*) Audited
(In thousands of USD)
Assets
Cash and cash equivalents	16,495	11,601	6,103
Restricted deposits	222	20	107
Trade receivables	--	628	94
Other receivables	1,181	653	583
Inventory	175	2,488	2,336
Total current assets	18,073	15,390	9,223

Restricted deposits	122	329	346
Property plant and equipment, net	4,404	5,248	5,172
Intangible assets	7,081	6,369	6,755
Total non-current assets	11,607	11,946	12,273
Total assets	29,680	27,336	21,496

Liabilities
Trade payables	820	1,162	512
Other payables	2,184	1,929	1,683
Total current liabilities	3,004	3,091	2,195

Liability in respect of government grants	774	934	833
Other long-term liabilities	329	272	302
Total non-current liabilities	1,103	1,206	1,135
Total liabilities	4,107	4,297	3,330

Equity
Share capital	2,301	3,291	2,307
Share premium	44,234	58,613	45,722
Treasury shares	(1,509)	(1,509)	(1,509)
Warrants	1,204	13	33
Presentation currency translation reserve	1,359	1,431	1,431
Capital reserve from transactions with controlling shareholders	63	63	63
Capital reserve for share-based payments	5,766	5,152	6,241
Accumulated loss	(27,845)	(44,015)	(36,122)
Total equity	25,573	23,039	18,166
Total liabilities and equity	29,680	27,336	21,496

*	Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. See note 3.a.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the six-month ended June 30,
	2017 (*)	2018

Revenues	260	1,723

Cost of revenues	82	1,124

Cost of revenues - amortization of intangible	365	386

Total cost of revenues	447	1,510

Gross profit (loss)	(187)	213

Research and development expenses, net	(**)5,370	4,611

Sales and marketing expenses	(**)922	1,872

General and administrative expenses	(**)1,944	1,494

Operating loss	(8,423)	(7,764)

Finance income	55	47

Finance expense	858	176

Total loss	(9,226)	(7,893)

Other comprehensive income
Foreign currency translation differences	1,781	-

Total comprehensive loss	(7,445)	(7,893)
Basic and diluted loss per share in USD	(0.18)	(0.09)

*	Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. See note 3.a.

**	Reclassified, see note 2.c.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(In thousands of USD)

	Share capital	Share premium	Treasury shares	Warrants	Presentation currency translation reserve	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity

For the six months ended June 30, 2018:
Balance as of December 31,2017	1,927	48,839	(1,517)	58	-	538	6,857	(38,536)	18,166
Currency translation	380	(3,117)	8	(25)	1,431	(475)	(616)	2,414	-
Balance as of January 1, 2018	2,307	45,722	(1,509)	33	1,431	63	6,241	(36,122)	18,166
Total comprehensive loss for the period
Net loss	--	--	--	--	--	--	--	(7,893)	(7,893)
Total comprehensive loss for the period	--	--	--	--	--	--	--	(7,893)	(7,893)
Transactions with owners, recognized directly in equity
Issuance of ordinary shares, net	981	11,490	--	--	--	--	--	--	12,471
Exercise of options	3	874	--	--	--	--	(877)	--	--
Expiration of options	--	527	--	(20)	--	--	(507)	--	--
Share-based payments	--	--	--	--	--	--	295	--	295
Balance as of June 30, 2018	3,291	58,613	(1,509)	13	1,431	63	5,152	(44,015)	23,039

For the six months ended June 30, 2017 (*):
Balance as of January 1, 2017	1,960	31,546	(1,509)	1,208	(422)	63	5,076	(18,619)	19,303
Total comprehensive loss for the period
Net loss	--	--	--	--	--	--	--	(9,226)	(9,226)
Currency translation	--	--	--	--	1,781	--	--	--	1,781
Total comprehensive loss for the period	--	--	--	--	1,781	--	--	(9,226)	(7,445)
Transactions with owners, recognized directly in equity
Issuance of ordinary shares and warrants, net	325	12,068	--	--	--	--	--	--	12,393
Exercise of options	13	509	--	(4)	--	--	(316)	--	202
Share-based payments	3	111	--	--	--	--	1,006	--	1,120
Balance as of June 30, 2017	2,301	44,234	(1,509)	1,204	1,359	63	5,766	(27,845)	25,573

*	Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. See note 3.a.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Cash Flow

(In thousands of USD)

	For the six months ended June 30,
	(*) 2017	2018
Cash flow from operating activities
Net loss	(9,226)	(7,893)

Adjustments:

Depreciation and amortization	557	969
Revaluation of liability in respect of government grants	(55)	78
Financing expenses (income)	841	(42)
Loss from disposal and sale of fixed assets	-	162
Share-based payments	1,122	284
	2,465	1,451
Changes in assets and liabilities:
Increase in inventory	(167)	(798)
Increase in other receivables	(117)	(70)
Decrease (increase) in trade receivables	40	(534)
Increase in other payables	577	251
Increase in trade payables	209	833
Decrease in other long term liabilities	(29)	(30)
	513	(348)
Net cash used in operating activities	(6,248)	(6,790)

Cash flow from investing activities
Decrease (increase) in restricted bank deposits	(75)	87
Acquisition of property plant and equipment	(2,429)	(349)
Proceeds from sale of fixed assets	-	1
Net cash used in investing activities	(2,504)	(261)

Cash flow from financing activities
Proceeds from issuance of ordinary shares and warrants, net	12,393	12,471
Exercise of warrants and options	203	-
Amounts recognized in respect of government grants liability, net	92	19
Net cash provided by financing activities	12,688	12,490

Increase in cash and cash equivalents	3,936	5,439
Cash and cash equivalents at beginning of the period	12,379	6,103
Effect of exchange rate fluctuations on cash	180	59
Cash and cash equivalents at end of period	16,495	11,601

Non-cash transactions:
Property plant and equipment acquired on credit	138	68

(*)	Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. See note 3.a.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General

a.

Reporting entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of June 30, 2018, comprise the Company and its subsidiaries in Israel and in the United States (together referred to as the “Group”). The Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (“Nano–Technologies”), in the development of a three-dimensional (3D) printer and nanotechnology based conductive and dielectric inks, which are supplementary products to the 3D printer. The ordinary shares of the Company are registered for trade on the Tel Aviv Stock Exchange. In addition, since March 2016, American Depositary Shares (“ADSs”) representing the Company’s ordinary shares have been trading on the Nasdaq Capital Market.

b.

Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net profits or losses will depend, in part, on the rate of its future expenditures, its ability to generate significant revenues from the sale of its products, and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. Starting in the fourth quarter of 2017, the Group began to commercialize its products and has generated revenues, mainly from sales of its 3D printers. The Group’s ability to generate revenue and achieve profitability depends on its ability to successfully commercialize its products.

Based on the projected cash flows, and cash and cash equivalents balance as of June 30, 2018, management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities, including the development, manufacturing and marketing of its products for a period of at least 12 months from the sign-off date of these interim condensed consolidated financial statements. As a result, there is a substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans include continuing commercialization of the Group’s products and securing sufficient funding through the sale of additional equity securities. There are no assurances however, that the Group will be successful in obtaining the level of financing needed for its operations. If the Group is unsuccessful in commercializing its products and securing sufficient funding, it may need to reduce activities, curtail or even cease operations.

The interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2 - Basis of Presentation

a.

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as of and for the year ended December 31, 2017 (the “Annual Financial Statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 19, 2018.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Presentation (Cont’d)

b.

Use of Estimates and Judgments

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

c.

Reclassification

During 2017, the Group changed the income statement classification and added a sales and marketing expenses section to reflect more appropriately the operation activities of the Group.

Comparative amounts were reclassified for consistency, which resulted in $184 thousand being reclassified from research and development expenses to sales and marketing expenses and $738 thousand being reclassified from general and administrative expenses to sales and marketing expenses for the six months ended June 30, 2017.

This classification did not have any effect on the total comprehensive loss.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the Annual Financial Statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

a.	During January 2018, after considering business developments, the increase in revenue from printer sales, the increase in the Company’s marketing activities in the United States and in recent fundraising, the Company’s functional and presentation currency has been changed from NIS to U.S. dollars, effective January 1, 2018. The change in functional currency is accounted for prospectively from that date. The effects of changes in the foreign exchange rates have been applied retrospectively as if the U.S. dollar had always been the Company’s presentation currency. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods. Comparative assets and liabilities figures have been translated into the presentation currency at the rate of exchange prevailing at the reporting date. Components of equity have been translated at the exchange rates prevailing at the dates of the relevant transactions. The exchange rate differences arising on translation have been recorded as a part of the equity as “presentation currency translation reserve.”

b.

Application of a new standard effective January 1, 2018

IFRS 9 (2014), Financial Instruments

As from January 2018 the Group applies IFRS 9 (2014), Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. The Group has examined the effects of applying IFRS 9 (2014), and has determined that there is no material effect on the financial statements.

c.

New standard not yet adopted

IFRS 16, Leases

Further to that mentioned in the disclosure on new standards and interpretations not yet adopted in the note regarding significant accounting policies in the Annual Financial Statements, the Group has commenced examining the effects of applying IFRS 16 on the financial statements of 2019, and in its opinion the effect on the financial statements will be immaterial.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Material Events During the Reporting Period

a.	In February 2018, the Company issued, pursuant to a public offering in the U.S., an aggregate of 34,500,000 Ordinary Shares (6,000,000 ADSs), including exercise by the underwriters of their over-allotment option. The total gross proceeds from the offering was approximately $13,800,000, before deducting underwriting discounts and commissions and other offering-related expenses. The net issuance consideration (after the reduction of issuance expenses) amounted to a total of approximately $12,471,000.

Note 5 - Share-Based Payments

a.	In January 2018, the Company issued options to purchase 825,000 Ordinary Shares to officers of the Company at an exercise price of NIS 5.5 per share.

b.	In March and May 2018, the Company issued options to purchase 683,000 Ordinary Shares to employees, an officer and a consultant of the Company at exercise prices ranging from NIS 1.014 to 1.477 per share.

c.

The fair value of the aforesaid share options was estimated on the granting date using the Black-Scholes-Merton option pricing model.

The following is the data used in determining the fair value of the share options:

	Officers	Employees	Employees, Officers, Consultants
Grant Month	January	March	May
Number of share options granted	825,000	30,000	653,000
Fair value in the grant date (thousands of USD)	162	6	81
Range of share price (USD)	0.63	0.44	0.28
Range of exercise price (USD)	1.59	0.43	0.28-0.31
Range of expected share price volatility	55.01%-64.66%	55.78%-64.98%	53.25%-54.57%
Range of estimated life (years)	4.25-7	4.47-6.47	3.00-6.98
Range of weighted average of risk-free interest rate	0.56%-1.24%	0.78%-1.32%	0.59%-1.57%
Expected dividend yield	--	--	--

d.	Regarding additional share-based payment transactions after the reporting date, see Note 8.

Note 6 - Financial Instruments

The fair value of the Company’s financial instruments is equal or close to their book value.

Note 7 - Revenues

	For the six-month Ended June 30,
	2017	2018
	Thousands USD	Thousands USD
Printers rental	260	127
Consumables	-	13
Sales of printers	-	1,583
Total revenue	260	1,723

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Revenues (Cont’d)

Revenues per geographical locations:

	For the six-month Ended June 30,
	2017	2018
	Thousands USD	Thousands USD
USA	226	775
Asia Pacific	-	526
Europe and Israel	34	422
Total revenue	260	1,723

Note 8 - Events after the Reporting Date

a.	On August 5, 2018, the Company granted options to purchase 463,000 Ordinary Shares to employees of the Company at exercise prices ranging from NIS 1.51 to NIS 1.54 per share. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date. The fair value of this grant as of the grant date is approximately $102 thousand.

b.	On November 14, 2018, the Company granted options to purchase 1,076,500 Ordinary Shares to employees of the Company at exercise prices ranging from NIS 1.41 to NIS 1.51 per share. The vesting period of the options is three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date.

16,666,667 American Depositary Shares

Each Representing Five Ordinary Shares

Nano Dimension Ltd.

PROSPECTUS

A.G.P.

                         , 2018

Through and including            , 2019 (the 25th day after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Indemnification

The Israeli Companies Law 5759-2999, or the Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court,: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that the Company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since January 1, 2015, which were not registered under the Securities Act. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

In January 2015, we issued warrants to purchase 609,888 Ordinary Shares to an advisor, of which warrants to purchase 304,944 Ordinary Shares are at an exercise price of NIS 2.00 (approximately $0.5278) per share, and warrants to purchase 304,944 Ordinary Shares are at an exercise price of NIS 3.00 (approximately $0.7665) per share. As of December 4, 2018, 203,296 of such warrants have been exercised and the remaining 406,592 are outstanding.

In January 2015, we issued an aggregate of 1,508,572 Ordinary Shares pursuant to a private placement, and on April 15, 2015, as an extension to this private placement, we issued an aggregate of 285,715 Ordinary Shares to Eli Yoresh, one of our directors, and Itschak Shrem, the former Chairman of our board of directors, at a price of NIS 1.40 (approximately $0.3539) per share. In addition, in January 2015, as a part of the private placement, we issued warrants to purchase up to 1,508,572 Ordinary Shares, and on April 2015, as a part of an extension to the private placement, we issued warrants to purchase up to 285,715 Ordinary Shares, 50% of which at a price of NIS 1.75 (approximately $0.4424) per share, and 50% of which at a price of NIS 2.25 (approximately $0.5688) per share. Fifty percent of these warrants will expire 18 months from the date of issuance, and 50% will expire 36 months from the date of issuance. As of December 4, 2018, all of such warrants have been exercised or expired.

In March 2015, we issued an aggregate of 3,956,545 Ordinary Shares pursuant to a private placement, at a price of NIS 1.65 (approximately $0.4075) per share.

In May 2015, we issued warrants to purchase 559,097 Ordinary Shares to Yissum Research Development Company of the Hebrew University of Jerusalem, Ltd. in connection with a license agreement, at an exercise price of NIS 2.70 (approximately $0.699) per share. Such warrants expire in May 2020. As of December 4, 2018, 335,400 of such warrants have been exercised.

In July 2015, we issued an aggregate of 7,671,089 Ordinary Shares pursuant to a private placement, at a price of NIS 5.50 (approximately $1.4451) per share. In addition, we issued warrants to purchase up to 3,835,546 Ordinary Shares at a price of NIS 9.00 (approximately $2.3647) per share. Such warrants expired 24 months from the date of issuance.

In November 2015 and December 2016, we issued warrants to purchase 75,252 Ordinary Shares to consultants at an exercise price of NIS 9.00 (approximately $2.3647) per share. Such warrants expired in November 2017.

In December 2015, we issued, as an extension to the issuance in July 2015, pursuant to a private placement, an aggregate of 1,552,877 Ordinary Shares, at a price of NIS 5.50 (approximately $1.4451) per share. In addition, we issued warrants to purchase up to 776,440 Ordinary Shares at a price of NIS 9.00 (approximately $2.3647) per share. Such warrants expired 24 months from the date of issuance.

In December 2015, we issued warrants to purchase 50,000 Ordinary Shares to a service provider at an exercise price of NIS 9.00 (approximately $2.3647) per share. Such warrants expired 24 months from the date of issuance.

In December 2015, we issued warrants to purchase 100,000 Ordinary Shares to an advisor at an exercise price of NIS 9.00 (approximately $2.3647) per share. Such warrants vest quarterly over two years and expire 48 months from the date of issuance.

In January 2017, we issued 75,000 Ordinary Shares and warrants to purchase 75,000 Ordinary Shares to a consultant at an exercise price of NIS 7.80 (approximately $2.04) per share. Such warrants will expire 18 months from the date of issuance.

In March and May 2017, we issued 50,000 Ordinary Shares to a consultant.

In May and June 2017, we issued an aggregate of 11,552,809 Ordinary Shares pursuant to private placements, at a price of NIS 4.20 (approximately $1.17) per share.

Since January 2015, we have, in the aggregate, has granted our directors, officers and employees, consultants and service providers options to purchase an aggregate of 11,632,212 Ordinary Shares under our 2015 Stock Option Plan, with exercise prices ranging between NIS 1.014 (approximately $0.3) and NIS 7.50 (approximately $1.96) per share. Generally, the options vest over a period of three years. As of December 4, 2018, 1,319,199 options granted to directors, officers, employees, consultants and service providers were exercised, and 2,872,423 options expired, such that the total outstanding amount of options to directors, officers, employees, consultants and service providers as of December 4, 2018 is 7,440,590.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit	Description

1.1	Form of Underwriting Agreement by and among the Company and the underwriter named therein.

3.1	Amended and Restated Articles of Association of Nano Dimension Ltd., filed as Exhibit 99.1 to Form 6-K filed on November 24, 2017, and incorporated herein by reference.

4.1	Amended and Restated Form of Depositary Agreement among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Post Effective Amendment No. 1 to Form F-6 (File No. 333-204797) filed on February 22, 2016, and incorporated herein by reference.

5.1	Opinion of Zysman, Aharoni, Gayer & Co.

10.1^	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

10.2	Nano Dimension Ltd. 2015 Stock Option Plan, filed as Exhibit 4.4 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

10.3	Employment Agreement, dated October 13, 2015, between the Company and Amit Dror, filed as Exhibit 4.5 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

10.4	Employment Agreement, dated October 13, 2015, between the Company and Simon Fried, filed as Exhibit 4.6 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

21.1	List of Subsidiaries, filed as Exhibit 8.1 to Form 20-F (File No. 001-37600) filed on March 15, 2018, and incorporated herein by reference.

23.1	Consent of Somekh Chaikin (Member firm of KPMG International).

23.2	Consent of Zysman, Aharoni, Gayer & Co (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page of the Registration Statement).

101	The following materials from our registration statement on Form F-1 formatted in XBRL (eXtensible Business Reporting Language): (i) the Unaudited Condensed Consolidated Interim Statements of Financial Position, (ii) the Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income, (iii) the Unaudited Condensed Consolidated Interim Statements of Changes in Equity, (iv) the Unaudited Condensed Consolidated Interim Statements of Cash Flow, and (v) the Notes to the Unaudited Condensed Consolidated Interim Financial Statements, tagged as blocks of text and in detail.

*	Previously filed.

^	Portions of this exhibit have been omitted pursuant to an order for confidential treatment.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ness Ziona, State of Israel on December 6, 2018.

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Amit Dror
Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Amit Dror	Chief Executive Officer	December 6, 2018
Amit Dror	(Principal Executive Officer) and Director

/s/ Yael Sandler	Chief Financial Officer	December 6, 2018
Yael Sandler	(Principal Financial and Accounting Officer)

/s/ *	Director, Chairman of the Board of Directors	December 6, 2018

/s/ *	Director	December 6, 2018

/s/ *	Director	December 6, 2018

/s/ *	Director	December 6, 2018

/s/ *	Director	December 6, 2018

/s/ *	Director	December 6, 2018

/s/ *	Director	December 6, 2018

* By:	/s/ Amit Dror
Amit Dror
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Simon Anthony-Fried, the duly authorized representative in the United States of Nano Dimension Ltd., has signed this registration statement on December 6, 2018.

/s/ Simon Anthony-Fried
Simon Anthony-Fried